33-1,Shiba 3-chome,Minato-ku,Tokyo 105-8574,Japan
TEL: (03) 5232-3331
TELEX:TRUSTMIT J26397 SWIFT Address:MTRBJPJT

RECEIVED
2006 NOV 27 P 1:25
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

November 21, 2006



Office of ... Corporate Finance
...
...mission

Mitsui Trust Holdings

The ~~Chuo Mitsui Trust and Banking Company, Limited~~
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.82-4677

SUPPL

Ladies and Gentlemen:

The Chuo Mitsui Trust and Banking Company, Limited, a bank organized as a joint stock company under the law of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following press release documents to the Commission:

FINANCIAL STATEMENTS FOR THE 1ST HALF OF FISCAL YEAR 2006

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Please acknowledge receipt of this letter by stamping the enclosed copy and returning it.

Yours very truly,

For and on behalf of
The Chuo Mitsui Trust & Banking Co., Ltd.

Nobuaki Minei
Senior Manager
Global Finance Department
Phone: 81-3-5232-1056
Facsimile:81-3-5232-4479

11/28

Financial Statements for the First Half of FY 2006<Consolidated>

33-1, Shiba 3-chome, Minato-ku, Tokyo 105-8574 Japan
Listed Stock Exchanges Tokyo, Osaka, Nagoya
Stock Code Number: 8309
(URL http://www.mitsuitrust-fg.co.jp/)
Date of Board of Directors' Meeting: November 20, 2006
President: Kazuo Tanabe

1.Financial Highlights for FY 2006 (from April 1, 2006 to September 30, 2006)

(1) Operating Results

<Note>Amounts less than million yen are omitted

FY	Ordinary Income	[year on year change]	Ordinary Profits	[year on year change]	Net Income	[year on year change]
	yen in millions	%	yen in millions	%	yen in millions	%
1st Half '06	214,259	(4.2)	68,498	1.2	66,981	14.2
1st Half '05	223,757	(8.5)	67,681	(11.4)	58,671	66.1
'05	481,036		138,361		119,684	

FY	Net Income per Common Share(Basic)	Net Income Per Common Share(Diluted)
	yen	yen
1st Half '06	78.62	38.46
1st Half '05	71.30	32.71
'05	139.04	66.74

Note:1 Equity in Earnings from Investments in Affiliates *1st Half of Year Ended September 30,2006:578 million*
1st Half of Year Ended September 30,2005:276 million
The Year Ended March 31,2006:905 million

2.Average Number of Common Shares Outstanding *1st Half of Year Ended September 30,2006:851,929,387 shares*
1st Half of Year Ended September 30,2005: 822,823,946 shares
The Year Ended March 31,2006:822,814,410 shares

3.Percentage figures represent rate of increase or decrease in comparison with the same period previous year

(2) Financial Conditions

FY	Total Assets	Net Assets	Net Assets Ratio	Net Assets per Common Share	Consolidated BIS Ratio (Uniform domestic standard)
	yen in millions	yen in millions	%	yen in millions	%
1st Half '06	13,415,233	993,506	6.6	540.69	*Preliminary* 12.50
1st Half '05	13,294,771	704,679	5.3	331.10	11.01
'05	13,808,769	858,850	6.2	512.08	12.35

Notes: Number of Common Shares Issued at 1st Half of Year Ended September 30,2006: 903,642,044 shares
1st Half of Year Ended September 30,2005: 822,807,535 shares
The Year Ended Mach 31,2006: 822,771,009 shares

(3) Conditions of Cash Flow

FY	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at the End of the Period
	yen in millions	yen in millions	yen in millions	yen in millions
1st Half '06	(119,904)	(89,934)	(19,173)	122,562
1st Half '05	(350,585)	321,901	(18,787)	400,486
'05	(472,449)	398,845	(23,012)	351,462

(4) Scope of Consolidation and Application of the Equity Method

Number of Consolidated subsidiaries: 27
Number of Unconsolidated Subsidiaries Accounted for Entity Method: -
Number of Affiliates Accounted for Entity Method: 3

(5) Change in Number of Subsidiaries and Affiliates

Consolidated Subsidiaries: -
Affiliates Accounted for Entity Method: -

2.Estimate for FY 2006 (from April 1,2006 to March 31,2007)

	Ordinary Income	Ordinary Profits	Net Income
	yen in millions	yen in millions	yen in millions
Annual	440,000	160,000	120,000

Estimate of Net Income per Common Share : 127.84 yen

The above estimates are based on information available at this moment and plan. Actual results may differ from the estimates, depending on future events.

Consolidated Balance Sheets

(in millions of yen)	1st Half '06 (A)	1st Half '05 (B)	(A)-(B)	'05 (C)	(A)-(C)
ASSETS					
Cash and due from banks	217,044	422,904	(205,859)	431,560	(214,516)
Call loans and bills bought	258,827	30,524	228,303	164,553	94,274
Receivables under resale agreements	900	20,899	(19,999)	900	-
Receivables under securities borrowing transactions	79,056	168,738	(89,682)	74,243	4,813
Monetary claims bought	101,926	114,068	(12,141)	108,982	(7,055)
Trading assets	55,373	22,352	33,020	44,883	10,489
Money held in trust	5,996	12,526	(6,530)	7,651	(1,655)
Securities	3,944,495	3,799,492	145,003	3,835,789	108,705
Loans and bills discounted	7,134,648	7,060,065	74,582	7,292,088	(157,439)
Foreign exchanges	943	878	64	37,598	(36,655)
Other assets	333,054	365,352	(32,298)	454,267	(121,212)
Tangible fixed assets	207,415	-	207,415	-	207,415
Intangible fixed assets	50,705	-	50,705	-	50,705
Premises and equipment	-	218,798	(218,798)	220,351	(220,351)
Deferred tax assets	158,058	224,917	(66,859)	164,313	(6,254)
Goodwill	-	9,038	(9,038)	8,965	(8,965)
Customers' liabilities for acceptances and guarantees	934,982	894,732	40,250	1,023,351	(88,369)
Reserve for possible loan losses	(68,193)	(70,517)	2,324	(60,730)	(7,463)
Total assets	**13,415,233**	**13,294,771**	**120,461**	**13,808,769**	**(393,535)**
LIABILITIES					
Deposits	8,211,363	8,880,791	(669,428)	8,380,196	(168,833)
Negotiable certificates of deposit	325,670	225,140	100,530	426,760	(101,090)
Call money and bill sold	291,238	203,607	87,630	394,088	(102,850)
Payables under repurchase agreements	52,416	10,792	41,623	38,307	14,108
Payables under securities lending transactions	849,192	602,303	246,889	840,412	8,780
Commercial paper	1,500	-	1,500	-	1,500
Trading liabilities	5,364	4,054	1,310	6,945	(1,581)
Borrowed money	207,897	165,403	42,493	165,445	42,451
Foreign exchanges	5	3	2	47	(41)
Subordinated bonds	211,969	209,820	2,149	211,591	378
Subordinated convertible bonds	106	231	(124)	120	(14)
Payables to trust account	1,152,569	1,120,635	31,934	1,161,278	(8,708)
Other liabilities	139,130	145,350	(6,220)	150,615	(11,485)
Reserve for bonus payment	3,167	3,080	87	3,187	(19)
Reserve for retirement benefits	1,958	1,667	290	1,842	115
Reserve for possible losses related to land trust	8,709	-	8,709	9,539	(829)
Reserve for expenses related to EXPO 2005 Japan	-	110	(110)	-	-
Deferred tax liabilities	24,483	16,058	8,425	29,646	(5,162)
Acceptances and guarantees	934,982	894,732	40,250	1,023,351	(88,369)
Total liabilities	**12,421,726**	**12,483,782**	**(62,056)**	**12,843,377**	**(421,650)**
NET ASSETS					
Common stock and preferred stock	261,579	-	261,579	-	261,579
Capital surplus	126,305	-	126,305	-	126,305
Retained earnings	332,995	-	332,995	-	332,995
Treasury stock	(1,188)	-	(1,188)	-	(1,188)
Total owners' equity	719,691	-	719,691	-	719,691
Net unrealized gains on available-for-sale securities	192,824	-	192,824	-	192,824
Net deferred losses on hedging instruments, net of taxes	(7,723)	-	(7,723)	-	(7,723)
Land revaluation defference	(15,527)	-	(15,527)	-	(15,527)
Foreign currency translation adjustments	(425)	-	(425)	-	(425)
Total valuation and translation adjustments	169,148	-	169,148	-	169,148
Minority interest	104,667	-	104,667	-	104,667
Total net assets	**993,506**	-	**993,506**	-	**993,506**
Total liabilities and net assets	**13,415,233**	-	**13,415,233**	-	**13,415,233**
Minority interests	-	**106,309**	**(106,309)**	**106,541**	**(106,541)**
Shareholders' equity:					
Common stock and preferred stock	-	261,579	(261,579)	261,579	(261,579)
Capital surplus	-	126,247	(126,247)	126,297	(126,297)
Retained earnings	-	213,565	(213,565)	274,583	(274,583)
Land revaluation defference	-	(15,523)	15,523	(15,527)	15,527
Net unrealized gains on available-for-sale securities	-	120,415	(120,415)	213,547	(213,547)
Foreign currency translation adjustments	-	(666)	666	(539)	539
Treasury stock	-	(938)	938	(1,090)	1,090
Total shareholders' equity	-	**704,679**	**(704,679)**	**858,850**	**(858,850)**
Total liabilities, minority interests and shareholders' equity	-	13,294,771	(13,294,771)	13,808,769	(13,808,769)

<Note>Amounts less than one million yen are omitted

Mitsui Trust Holdings, Inc.
Consolidated Statements of Income

(in millions of yen)	1st Half '06 (A)	1st Half '05 (B)	(A)-(B)	'05 (C)
Ordinary income	**214,259**	**223,757**	**(9,497)**	**481,036**
Trust fees	37,228	37,540	(312)	72,049
Interest income	67,018	72,914	(5,896)	165,450
Interest on loans and bills discounted	37,083	43,458	(6,375)	84,237
Interest and dividends on securities	27,102	25,003	2,098	72,920
Fees and commissions	62,694	58,130	4,563	122,711
Trading gains	2,516	2,336	180	4,503
Other operating income	2,728	10,832	(8,104)	22,577
Other income	42,074	42,002	71	93,743
Ordinary expenses	**145,760**	**156,076**	**(10,315)**	**342,675**
Interest expenses	25,889	23,010	2,878	46,622
Interest on deposits	10,180	8,715	1,465	16,992
Fees and commissions	8,199	7,472	726	15,691
Trading losses	89	-	89	139
Other operating expenses	3,307	10,916	(7,608)	19,579
General and administrative expenses	66,911	63,685	3,225	129,007
Other expenses	41,363	50,991	(9,627)	131,635
Ordinary profits	**68,498**	**67,681**	**817**	**138,361**
Extraordinary profits	**18,806**	**1,317**	**17,489**	**3,391**
Extraordinary losses	**206**	**1,078**	**(871)**	**1,831**
Income before income taxes and minority interests	**87,099**	**67,920**	**19,178**	**139,921**
Provision for income taxes	**6,434**	**5,453**	**981**	**12,201**
Deferred income taxes	**10,563**	**692**	**9,871**	**1,901**
Minority interests in net income	**3,120**	**3,103**	**16**	**6,132**
Net income	**66,981**	**58,671**	**8,310**	**119,684**

<Note>Amounts less than one million yen are omitted

Consolidated statement of changes in Net Assets

(from April 1, 2006 to September 30, 2006)

	Owners' equity				
	Common stock and preferred stock	Capital surplus	Retained earnings	Treasury stock	Total owners' equity
Balance at the end of previous period	261,579	126,297	274,583	(1,090)	661,369
Changes of items during the period					
Dividends from surplus	-	-	(8,569)	-	(8,569)
Net income	-	-	66,981	-	66,981
Acquisition of treasury stock	-	-	-	(111)	(111)
Disposal of treasury stock	-	8	-	12	20
Net changes of items other than owners' equity	-	-	-	-	-
Total changes of items during the period	-	8	58,411	(98)	58,321
Balance at the end of the current period	261,579	126,305	332,995	(1,188)	719,691

	Valuation and translation adjustments					Minority interests	Total net assets
	Net unrealized gains on available-for-sale securities	Net deferred gains(losses) on hedging instruments, net of tax	Land revaluation defference	Foreign currency translation adjustments	Total valuation and translation adjustments		
Balance at the end of previous period	213,547	-	(15,527)	(539)	197,480	106,541	965,391
Changes of items during the period							
Dividends from surplus	-	-	-	-	-	-	(8,569)
Net income	-	-	-	-	-	-	66,981
Acquisition of treasury stock	-	-	-	-	-	-	(111)
Disposal of treasury stock	-	-	-	-	-	-	20
Net changes of items other than owners' equity	(20,722)	(7,723)	-	113	(28,332)	(1,874)	(30,206)
Total changes of items during the period	(20,722)	(7,723)	-	113	(28,332)	(1,874)	28,115
Balance at the end of the current period	192,824	(7,723)	(15,527)	(425)	169,148	104,667	993,506

<Note>Amounts less than one million yen are omitted

Consolidated Statements of Cash Flows

(in millions of yen)	1st Half '06 (A)	1st Half '05 (B)	(A)-(B)	'05 (C)
1.Operating activities:				
Income before income taxes and minority interests	87,099	67,920	19,178	139,921
Depreciation and amortization	20,989	22,955	(1,965)	46,023
Impairment losses	-	519	(519)	540
Amortization of goodwill	72	-	72	-
Amortization of consolidation goodwill	-	72	(72)	145
Equity in earnings of associated companies	(578)	(276)	(301)	(905)
Increase (decrease) in allowance for possible loan losses	7,463	4,317	3,146	(5,470)
Increase (decrease) in reserve for bonus payment	(19)	27	(46)	134
Increase (decrease) in reserve for retirement benefits	115	100	14	275
Increase (decrease) in reserve for possible losses related to land trust	(829)	-	(829)	9,539
Increase (decrease) in reserve for expenses related to Expo 2005 Japan	-	20	(20)	(89)
Interest income	(67,018)	(72,914)	5,896	(165,450)
Interest expenses	25,889	23,010	2,878	46,622
Net gain on securities	(4,521)	(3,607)	(913)	(20,937)
Gain on money held in trust	(170)	(74)	(96)	(766)
Foreign exchange (gains) losses	2,098	(23,866)	25,965	(41,403)
Losses (gains) on disposals of fixed assets	203	-	203	-
Losses (gains) on disposals of premises and equipment	-	500	(500)	1,079
Decrease (increase) in trading assets	(10,489)	6,896	(17,386)	(15,633)
Increase (decrease) in trading liabilities	(1,581)	(4,172)	2,591	(1,281)
Decrease (increase) in loans and bills discounted	157,439	84,512	72,927	(147,509)
Increase (decrease) in deposits	(168,833)	151,213	(320,046)	(349,381)
Increase (decrease) in negotiable certificates of deposits	(101,090)	17,130	(118,220)	218,750
Increase (decrease) in borrowed money (excluding subordinated borrowings)	49,451	4,330	45,120	4,372
Decrease (increase) in due from banks (excluding cash equivalents)	(14,383)	39,371	(53,755)	(18,308)
Decrease (increase) in call loans and bills bought	(87,131)	(36,341)	(50,790)	(145,493)
Decrease (increase) in receivables under securities borrowing transactions	(4,813)	(114,988)	110,175	(20,493)
Increase (decrease) in call money and bills sold	(88,741)	(160,830)	72,089	57,165
Increase (decrease) in commericial paper	1,500	-	1,500	-
Increase (decrease) in payables under securities lending transactions	8,780	(273,522)	282,303	(35,414)
Decrease (increase) in foreign exchanges (assets)	36,655	1,002	35,652	(35,717)
Increase (decrease) in foreign exchanges (liabilities)	(41)	(33)	(8)	11
Increase (decrease) in payable to trust account	(8,708)	(118,490)	109,781	(77,847)
Interest income (cash basis)	70,621	75,057	(4,435)	173,103
Interest expenses (cash basis)	(22,311)	(24,371)	2,059	(48,563)
Other—net	(1,770)	(14,713)	12,943	(32,360)
Subtotal	(114,653)	(349,245)	234,591	(465,344)
Income taxes paid	(5,250)	(1,340)	(3,910)	(7,104)
Net cash used in operating activities	(119,904)	(350,585)	230,681	(472,449)
2.Investing activities:				
Purchase of securities	(1,300,659)	(1,414,013)	113,353	(3,097,698)
Proceeds from sales of securities	149,515	729,278	(579,763)	1,293,925
Proceeds from redemptions of securities	1,090,260	1,021,554	68,706	2,230,062
Increase in money held in trust	-	(239)	239	-
Decrease in money held in trust	1,965	-	1,965	5,231
Purchases of tangible fixed assets	(18,048)	-	(18,048)	-
Purchases of premises and equipment	-	(16,206)	16,206	(36,607)
Proceeds from sales of tangible fixed assets	2,708	-	2,708	-
Proceeds from sales of premises and equipment	-	1,528	(1,528)	3,931
Purchases of intangible fixed assets	(7,135)	-	(7,135)	-
Proceeds from sales of intangible fixed assets	215	-	215	-
Purchases of stock of consolidated subsidiaries	(8,754)	-	(8,754)	-
Net cash (used in) provided by investing activities	(89,934)	321,901	(411,835)	398,845
3.Financing activities:				
Payment of subordinated borrowings	(7,000)	(13,000)	6,000	(13,000)
Proceeds from subordinated bonds and subordinated convertible bonds	-	5,000	(5,000)	5,000
Redemption of subordinated bonds and subordinated convertible bonds	-	-	-	(2,000)
Dividends paid	(8,569)	(7,335)	(1,234)	(7,335)
Dividends paid for minority interests	(3,499)	(3,267)	(232)	(5,279)
Purchase of treasury stock	(111)	(186)	75	(404)
Proceeds from sales of treasury stock	6	1	4	6
Net cash used in financing activities	(19,173)	(18,787)	(386)	(23,012)
4.Foreign currency translation adjustments on cash and cash equivalents	112	(55)	167	66
5.Net decrease in cash and cash equivalents	(228,900)	(47,527)	(181,372)	(96,551)
6.Cash and cash equivalents, beginning of year	351,462	448,014	(96,551)	448,014
7.Cash and cash equivalents, end of period	122,562	400,486	(277,924)	351,462

Financial Statements for the First Half of FY 2006<Non-Consolidated>

33-1,Shiba 3-chome, Minato-ku, Tokyo 105-8574 Japan
Listed Stock Exchanges Tokyo, Osaka, Nagoya
Stock Code Number: 8309
(URL http://www.mitsuitrust-fg.co.jp/)
Date of Board of Directors' Meeting: November 20, 2006
President: Kazuo Tanabe

1. Financial Highlights for the 1st Half of FY2006 (from April 1, 2006 to September 30, 2006)

(1) Operating Results

<Note>Amounts less than million yen are omitted

FY	Operating Income	[year on year change]	Operating Profits	[year on year change]	Ordinary Profit	[year on year change]	Net Income	[year on year change]
	yen in millions	%	yen in millions	%	yen in millions	%	yen in millions	%
1st Half '06	24,717	0.4	21,819	(0.5)	21,583	(1.3)	21,634	(0.7)
1st Half '05	24,626	(45.8)	21,939	(45.0)	21,867	(44.9)	21,790	(45.1)
'05	25,553		20,254		20,026		19,983	

FY	Net Income per Common Share(Basic)
	yen
1st Half '06	25.39
1st Half '05	26.48
'05	17.87

Note: 1. Average Number of Common Shares Outstanding 1st Half of year Ended September 30,2006: 851,929,387 shares
1st Half of year Ended September 30,2005: 822,823,946 shares
The year Ended March 31,2006:822,814,410 shares

2. Percentage figures represent rate of increase or decrease in comparison with the same period previous year

(2) Financial Conditions

FY	Total Assets	Net Assets	Net Assets Ratio	Net Assets per Common Share
	yen in millions	yen in millions	%	yen
1st Half '06	683,720	578,650	84.6	197.42
1st Half '05	672,409	567,585	84.4	164.48
'05	670,411	565,676	84.4	155.75

Notes: 1. Number of Common Shares Issued at 1st Half of year Ended September 30,2006: 903,642,044 shares
1st Half of year Ended September 30,2005: 822,807,535 shares
The year Ended March 31, 2006:822,771,009 shares

2. Number of Treasury shares at 1st Half of year Ended September 30,2006: 1,633,872 shares
1st Half of year Ended September 30,2005: 1,537,678 shares
The year Ended March 31, 2006:1,574,204 shares

2. Estimate for FY 2006 (from April 1, 2006 to March 31, 2007)

	Operating Income	Ordinary Profits	Net Income
	yen in millions	yen in millions	yen in millions
Annual	25,000	20,000	20,000

Estimate of Net Income per Common Share : 17.18 yen

3. Dividend Payment per Common Share

FY	Annual Dividend per Share		
	Interim	Year-end	Annual
	yen	yen	yen
FY 2005	0.00	4.00	4.00
FY 2006(actual)	0.00	—	
FY 2006(estimate)	—	5.00	5.00

The above estimates are based on information available at this moment and plan. Actual results may differ from the estimates, depending on future events.

Non-Consolidated Balance Sheets

(in millions of yen)	1st Half '06 (A)	1st Half '05 (B)	(A)-(B)	'05 (C)	(A)-(C)
ASSETS:					
Current assets :					
Cash and due from banks	36,412	33,794	2,618	31,914	4,498
Income taxes refunds receivable	4,718	4,697	21	4,707	10
Other current assets	134	233	(99)	114	20
Total current assets	41,265	38,725	2,539	36,736	4,529
Non-current assets:					
Tangible fixed assets	0	0	(0)	0	(0)
Intangible fixed assets	0	0	(0)	0	(0)
Investments and other assets	642,454	633,639	8,815	633,674	8,780
Investment securities	665	667	(2)	667	(2)
Investments in subsidiaries and associated companies (Stocks)	641,063	632,183	8,879	632,294	8,768
Investment in subsidiaries (Converttible bonds)	106	231	(124)	120	(14)
Other investments	619	557	62	592	27
Total non-current assets	642,455	633,641	8,814	633,675	8,780
Deferred Assets:					
Deferred Assets	-	42	(42)	-	-
Total deferred assets	-	42	(42)	-	-
Total assets	**683,720**	**672,409**	**11,311**	**670,411**	**13,309**
Liabilities:					
Current liabilities:					
Accured Expenses	732	653	79	637	95
Reserve for bounus payment	46	43	3	43	3
Other current liabilities	316	55	260	127	188
Total current liabilities	1,095	752	342	808	287
Non-Current liabilities:					
Bonds and notes	103,300	103,300	-	103,300	-
Bonds with warrants	106	231	(124)	120	(14)
Reserve for retirement benefits	568	429	138	506	61
Reserve for expenses related to Expo 2005 Japan	-	110	(110)	-	-
Total non-current liabilities	103,974	104,070	(96)	103,926	47
Total liabilities	**105,070**	**104,823**	**246**	**104,735**	**335**
Net assets:					
Common stock and preferred stock	261,579	-	261,579	-	261,579
Capital surplus	245,046	-	245,046	-	245,046
Capital surplus reserve	244,982	-	244,982	-	244,982
Other capital surplus	64	-	64	-	64
Retained earnings	73,213	-	73,213	-	73,213
Earned surplus brought forward	73,213	-	73,213	-	73,213
Treasury Stock	(1,188)	-	(1,188)	-	(1,188)
Total owners' equity	**578,650**	-	**578,650**	-	**578,650**
Total net assets	**578,650**	-	**578,650**	-	**578,650**
Total liabilities and net assets	**683,720**	-	**683,720**	-	**683,720**
Shareholders' equity:					
Common stock and preferred stock	-	261,579	(261,579)	261,579	(261,579)
Capital surplus	-	244,989	(244,989)	245,038	(245,038)
Capital surplus reserve	-	244,982	(244,982)	244,982	(244,982)
Other capital surplus	-	7	(7)	56	(56)
Retained earnings	-	61,955	(61,955)	60,148	(60,148)
Unappropriated Earned surplus	-	61,955	(61,955)	60,148	(60,148)
Treasury Stock	-	(938)	938	(1,090)	1,090
Total stockholders' equity	-	**567,585**	**(567,585)**	**565,676**	**(565,676)**
Total liabilities and stockholders' equity	-	**672,409**	**(672,409)**	**670,411**	**(670,411)**

<Note>Amounts less than one million yen are omitted

Non-Consolidated Statements of Income

(in millions of yen)	1st Half '06 (A)	1st Half '05 (B)	(A)-(B)	'05
Operating income:				
Interest income on investments in subsidiaries	23,577	23,527	49	23,527
Fees and commissions received from subsidiaries	1,140	1,099	40	2,025
Total operating income	24,717	24,626	90	25,553
Operating expenses:				
Interest expenses	1,830	1,745	84	3,484
General and administrative expenses	1,067	941	126	1,813
Total operating expenses	2,898	2,687	210	5,298
Oprating profits:	**21,819**	**21,939**	**(120)**	**20,254**
Non-operating income:	36	113	(77)	127
Non-operating Expenses:	272	186	86	355
Ordinary Profits	**21,583**	**21,867**	**(284)**	**20,026**
Income before income taxes	**21,583**	**21,867**	**(284)**	**20,026**
Income taxes-current	**1**	**14**	**(12)**	**3**
Income taxes-deferrred	**(52)**	**62**	**(115)**	**39**
Net income	**21,634**	**21,790**	**(156)**	**19,983**

<Note>Amounts less than one million yen are omitted

Statement of changes in net assets

(from April 1, 2006 to September 30, 2006)

	Owners' equity									Total net assets
	Common stock and preferred stock	Capital surplus			Retained earnings			Treasury stock	Total owners' equity	
		Capital reserve	Other capital surplus	Total capital surplus	Earned surplus reserve	Earned surplus brought forward	Total retained earnings			
Balance at the end of previous period	261,579	244,982	56	245,038	-	60,148	60,148	(1,090)	565,676	565,676
Changes of items during the period										
Dividends from surplus	-	-	-	-	-	(8,569)	(8,569)	-	(8,569)	(8,569)
Net income	-	-	-	-	-	21,634	21,634	-	21,634	21,634
Acquisition of treasury stock	-	-	-	-	-	-	-	(111)	(111)	(111)
Disposal of treasury stock	-	-	8	8	-	-	-	12	20	20
Total changes of items during the period	-	-	8	8	-	13,064	13,064	(98)	12,974	12,974
Balance at the end of the current period	261,579	244,982	64	245,046	-	73,213	73,213	(1,188)	578,650	578,650

<Note>Amounts less than one million yen are omitted

Financial Highlights for 1H.FY3/07

November 20, 2006



Mitsui Trust Holdings, Inc.

The Point of Explanation

Ⅰ.Summary of Business Results for 1H.FY3/07

1.Profit and Loss

(1) Mitsui Trust Holdings, Non-consolidated

【Non-consolidated】 (Unit: yen billion)

	No.	1H.FY3/07	Change	1H.FY3/06
Ordinary income	1	24.7	0.0	24.7
Recurring profit	2	21.5	(0.2)	21.8
Net income	3	21.6	(0.1)	21.7

(2) Mitsui Trust Holdings, Consolidated

【Consolidated】 (Unit: yen billion)

	No.	1H.FY3/07	Change	1H.FY3/06
Ordinary income	4	214.2	(9.4)	223.7
Recurring profit	5	68.4	0.8	67.6
Net income	6	66.9	8.3	58.6

Subsidiaries and affiliates (Unit: No. of company)

	No.	Half-09/2006	Change	End-03/2006
Number of consolidated subsidiaries	7	27	-	27
No. of affiliates accounted for by the equity methods	8	3	-	3

(3) Combined totals from The Chuo Mitsui Trust and Banking [CMTB] and Mitsui Asset Trust and Banking [MATB]

【CMTB + MATB, Non-consolidated】 (Unit: yen billion)

	No.	1H.FY3/07	Change	1H.FY3/06
Gross operating profit	1	124.6	(4.9)	129.6
[Gross operating profit(after trust a/c credit costs)]	2	[121.7]	[(6.4)]	[128.1]
Trust fees	3	40.2	1.1	39.0
[Trust fees(after trust a/c credit costs)]	4	[37.2]	[(0.3)]	[37.5]
Fees on loan trusts and JODMTs*, before trust a/c credit costs	5	14.4	(1.5)	16.0
Other trust fees	6	25.7	2.7	23.0
Trust a/c credit costs (minus)	7	2.9	1.4	1.5
Net interest income	8	45.2	(6.9)	52.1
Domestic	9	44.0	(1.5)	45.6
International	10	1.1	(5.4)	6.5
Net fees and commissions	11	38.4	1.8	36.5
Net trading profit	12	2.4	0.0	2.3
Net other operating profit	13	(1.5)	(1.0)	(0.4)
Net bond related profit	14	(2.4)	3.9	(6.4)
Housing loan securitization profit	15	-	(8.8)	8.8
Operating expense (minus)	16	47.8	(1.7)	49.6
Personnel related (minus)	17	14.3	(2.8)	17.2
Non-Personnel related (minus)	18	31.3	1.4	29.9
Business taxes (minus)	19	2.1	(0.2)	2.4
Pre-provision profit	20	76.8	(3.2)	80.0
[Excluding net bond related profit]	21	[79.2]	[(7.1)]	[86.4]
Transfer to the general reserve (minus)	22	6.6	14.6	(7.9)
Net operating profit before trust a/c credit costs	23	70.1	(17.8)	87.9
Net operating profit	24	67.1	(19.2)	86.4
Net other profit	25	0.1	23.1	(22.9)
Net stock related profit	26	7.2	(2.6)	9.9
Banking a/c credit costs (minus)	27	3.9	(25.4)	29.4
Recurring profit	28	67.2	3.8	63.4
Extraordinary profit	29	18.1	17.8	0.3
Net transfer from reserve for possible loan losses [Note]	30	0.0	0.0	0.0
Gains on partial withdrawal of employee retirement benefit trust	31	15.8	15.8	-
Net income before income tax	32	85.4	21.6	63.8
Current income taxes (minus)	33	4.6	0.7	3.8
Deferred income taxes (minus)	34	10.6	10.5	0.0
Net income	35	70.1	10.2	59.8

*JODMTs : Jointly Operated Designated Money Trust

[Note] Net of transfer from general reserve for possible loan losses is posted as extraordinary profit for MATB

	No.	1H.FY3/07	Change	1H.FY3/06
Credit Costs (minus)	36	13.6	(9.3)	22.9

《Reference》

【CMTB】【MATB】 (Unit: yen billion

	No.	CMTB, Non-consolidated			MATB, Non-consolidated		
		1H.FY3/07	Change	1H.FY3/06	1H.FY3/07	Change	1H.FY3/06
Gross operating profit	1	104.9	(7.4)	112.4	19.7	2.5	17.1
[Gross operating profit(after trust a/c credit costs)]	2	[101.9]	[(8.9)]	[110.9]	[19.7]	[2.5]	[17.1]
Trust fees	3	18.1	(1.2)	19.3	22.1	2.3	19.7
[Trust fees(after trust a/c credit costs)]	4	[15.1]	[(2.6)]	[17.8]	[22.1]	[2.3]	[19.7]
Fees on loan trusts and JODMTs*, before trust a/c credit costs	5	14.4	(1.5)	16.0	-	-	-
Other trust fees	6	3.6	0.3	3.3	22.1	2.3	19.7
Trust a/c credit costs (minus)	7	2.9	1.4	1.5	-	-	-
Net interest income	8	45.2	(6.9)	52.1	(0.0)	(0.0)	(0.0)
Domestic	9	44.0	(1.5)	45.6	(0.0)	(0.0)	(0.0)
International	10	1.1	(5.4)	6.5	-	-	-
Net fees and commissions	11	40.7	1.6	39.0	(2.3)	0.1	(2.5)
Net trading profit	12	2.4	0.0	2.3	-	-	-
Net other operating profit	13	(1.5)	(1.0)	(0.4)	0.0	0.0	-
Net bond related profit	14	(2.4)	3.9	(6.4)	0.0	0.0	-
Housing loan securitization profit	15	-	(8.8)	8.8	-	-	-
Operating expense (minus)	16	41.3	(1.6)	43.0	6.5	(0.0)	6.5
Personnel related (minus)	17	12.0	(2.7)	14.8	2.2	(0.1)	2.3
Non-Personnel related (minus)	18	27.1	1.3	25.8	4.1	0.0	4.1
Business taxes (minus)	19	2.1	(0.2)	2.3	0.0	0.0	0.0
Pre-provision profit	20	63.6	(5.8)	69.4	13.2	2.6	10.5
[Excluding net bond related profit]	21	[66.0]	[(9.7)]	[75.8]	[13.2]	[2.6]	[10.5]
Transfer to the general reserve (minus)	22	6.6	14.6	(7.9)	-	-	-
Net operating profit before trust a/c credit costs	23	56.9	(20.4)	77.3	13.2	2.6	10.5
Net operating profit	24	53.9	(21.9)	75.8	13.2	2.6	10.5
Net other profit	25	0.7	22.7	(21.9)	(0.6)	0.3	(1.0)
Net stock related profit	26	7.2	(2.6)	9.9	-	-	-
Banking a/c credit costs (minus)	27	3.9	(25.4)	29.4	-	-	-
Recurring profit	28	54.7	0.8	53.9	12.5	2.9	9.5
Extraordinary profit	29	18.1	17.8	0.3	0.0	0.0	(0.0)
Net transfer from reserve for possible loan losses [Note]	30	-	-	-	0.0	0.0	0.0
Gains on partial withdrawal of employee retirement benefit trust	31	15.8	15.8	-	-	-	-
Net income before income tax	32	72.9	18.6	54.2	12.5	2.9	9.5
Current income taxes (minus)	33	0.1	(0.0)	0.1	4.4	0.7	3.6
Deferred income taxes (minus)	34	10.1	10.1	-	0.5	0.4	-
Net income	35	62.6	8.5	54.0	7.5	1.7	5.8

*JODMTs : Jointly Operated Designated Money Trust

[Note] Net of transfer from general reserve for possible loan losses is posted as extraordinary profit for MATB

	No.	1H.FY3/07	Change	1H.FY3/06	1H.FY3/07	Change	1H.FY3/06
Credit Costs (minus)	36	13.6	(9.3)	22.9	(0.0)	(0.0)	(0.0)

2. Capital Adequacy Ratio

(1) Mitsui Trust Holdings, Consolidated

【Consolidated】 (Unit: yen billion, %)

	No.	Half-9/2006 (a)	(a-b)	(a-c)	End-3/2006 (b)	Half-9/2005 (c)
Total Capital	1	1,146.1	59.3	130.6	1,086.8	1,015.4
Tier1	2	807.4	59.4	110.3	747.9	697.0
Risk Adjusted Assets	3	9,164.2	368.6	(54.3)	8,795.6	9,218.6
Capital Adequacy Ratio	4	12.50	0.15	1.49	12.35	11.01
Tier1 Ratio	5	8.81	0.31	1.25	8.50	7.56

(2) CMTB, Non-consolidated

【CMTB】 (Unit: yen billion, %)

	No.	Half-9/2006 (a)	(a-b)	(a-c)	End-3/2006 (b)	Half-9/2005 (c)
Total Capital	6	1,077.5	61.9	120.9	1,015.5	956.5
Tier1	7	738.7	62.6	99.3	676.0	639.3
Risk Adjusted Assets	8	9,136.4	378.5	(118.2)	8,757.8	9,254.6
Capital Adequacy Ratio	9	11.79	0.20	1.46	11.59	10.33
Tier1 Ratio	10	8.08	0.37	1.18	7.71	6.90

(3) MATB, Non-consolidated

【MATB】 (Unit: yen billion, %)

	No.	Half-9/2006 (a)	(a-b)	(a-c)	End-3/2006 (b)	Half-9/2005 (c)
Total Capital	11	43.5	7.5	4.4	35.9	39.0
Tier1	12	43.5	7.5	4.4	35.9	39.0
Risk Adjusted Assets	13	36.9	2.7	1.1	34.1	35.7
Capital Adequacy Ratio	14	117.87	12.57	8.66	105.30	109.21
Tier1 Ratio	15	117.87	12.60	8.68	105.27	109.19

Ⅱ Actions toward Management Objectives

【Enhancement of Profitability】

1. Enlargement of Revenues

～Recomposition of Revenue Structure～

→ Enhance profitability by increasing the weight of priority segments , such as asset management businesses, loans to individuals, real estate asset finance, alternative investments and new profit sources (Business loans・Corporate restructuring & revitalization related finance).

For detail, please refer to our website: http://www.mitsuitrust-fg.co.jp/english/english/pdf/fy200609.pdf

(1)Asset management businesses

① Sales of Investment trust and annuity insurance 【CMTB+MATB】

For detail, please refer to our website: http://www.mitsuitrust-fg.co.jp/english/english/pdf/fy200609.pdf

② Real estate business related fees 【CMTB】

For detail, please refer to our website: http://www.mitsuitrust-fg.co.jp/english/english/pdf/fy200609.pdf

(2)Loans to individuals 【CMTB】

(Unit: yen billion)

	Half-9/2005 (a)	End-3/2006 (b)	Half-9/2006 (c)	
				(c)-(b)
Loans to individuals (*)	2,432.7	2,415.7	2,456.5	40.8
Balance of housing loan (*)	1,898.0	1,918.9	1,991.3	72.4

(*)Balance after housing loan securitization

(Unit: yen billion)

	1H.FY3/06	FY3/06	1H.FY3/07
Amount of housing loan securitization	162.0	382.0	-

(3)Real estate asset finance 【CMTB】

(Unit: yen billion)

	Half-9/2005 (a)	End-3/2006 (b)	Half-9/2006 (c)	
				(c)-(b)
Balance of real estate asset finance(*)	870.3	815.4	842.8	27.4

(*)Balance after real estate asset finance securitization

(Unit: yen billion)

	1H.FY3/06	FY3/06	1H.FY3/07
Amount of real estate asset finance securitization	90.5	140.7	30.0

(4) Alternative investment 【CMTB】

(Unit: yen billion)

	1H.FY3/05 (a)	1H.FY3/06 (b)	1H.FY3/07 (c)	
				(c)-(b)
Returns	3.2	8.4	11.8	3.4
Of which buy-out related	0.0	0.3	5.1	4.8
Of which equity investments related	0.8	2.7	4.0	1.3
Of which securitized products related	1.3	1.6	1.4	(0.2)
Of which hedge funds	0.2	1.5	0.0	(1.5)

(5) New Businesses

①Business loans

(Unit: yen billion)

	Half-9/2005 (a)	End-3/2006 (b)	Half-9/2006 (c)	(c)-(b)
Balance of business loans	2.2	6.6	26.8	20.2

《Reference》

Balance of loans in Chuo Mitsui Finance Service	3.2	5.8	14.9	9.1

②Corporate restructuring & revitalization related finance

(Unit: yen billion)

	Half-9/2005 (a)	End-3/2006 (b)	Half-9/2006 (c)	(c)-(b)
Balance of corporate restructuring & revitalization related finance	28.0	41.2	60.7	19.5

2.Operating Expense

~Thorough Low Cost Operations~

【CMTB+MATB】

(Unit: yen billion)

	1H.FY3/05 (a)	1H.FY3/06 (b)	1H.FY3/07 (c)	(c)-(b)
Operating expenses	57.7	49.6	47.8	(*1) (1.7)
Personnel expenses	23.7	17.2	14.3	(*1) (2.8)
Non-personnel expenses	31.1	29.9	31.3	1.4
Taxes	2.9	2.4	2.1	(0.2)

Overhead ratio(*2)	41.1%	38.3%	38.4%	0.1%

(*1)Decrease mainly due to net periodic benefit cost (3.7)

(*2)Over head ratio: operating expenses / gross operating profit

【Strengthen Financial Base】

3. Disposal of Non-performing Assets

For detail, please refer to our website: http://www.mitsuitrust-fg.co.jp/english/english/pdf/fy200609.pdf

4.Reduction of Stock Portfolio, Deferred Tax Assets

For detail, please refer to our website: http://www.mitsuitrust-fg.co.jp/english/english/pdf/fy200609.pdf

III Outlook for FY3/07

(1) Mitsui Trust Holdings, Non-consolidated

【Non-consolidated】 (Unit: yen billion)

	No.	1H.FY3/07 Actual	FY3/07 Outlook	Chg. From FY3/06	FY3/06 Actual	At 5/06 FY3/07 Outlook
Ordinary income	1	24.7	25.0	(0.6)	25.6	25.0
Recurring profit	2	21.5	20.0	-	20.0	20.0
Net income	3	21.6	20.0	0.1	19.9	20.0

	No.	1H.FY3/07 Actual	FY3/07 Outlook	Chg. From FY3/06	FY3/06 Actual	At 5/06 FY3/07 Outlook
Dividends per share: common stocks	4	-	5.00yen	1.00yen	4.00yen	5.00yen
Dividends per share: Class I preferred stocks	5	-	-	(40.00yen)	40.00yen	40.00yen
Dividends per share: Class II preferred stocks	6	-	14.40yen	-	14.40yen	14.40yen
Dividends per share: Class III preferred stocks	7	-	20.00yen	-	20.00yen	20.00yen

All Class I preferred stocks have been converted to common stocks in July, 2006.

(2) Mitsui Trust Holdings, Consolidated

【Consolidated】 (Unit: yen billion)

	No.	1H.FY3/07 Actual	FY3/07 Outlook	Chg. From FY3/06	FY3/06 Actual	At 5/06 FY3/07 Outlook
Ordinary income	8	214.2	440.0	(41.0)	481.0	440.0
Recurring profit	9	68.4	160.0	21.7	138.3	160.0
Net income	10	66.9	120.0	0.4	119.6	120.0

(3) Combined totals of The Chuo Mitsui T/B and Mitsui Asset T/B

【CMTB+MATB】 (Unit: yen billion)

	No.	1H.FY3/07 Actual	FY3/07 Outlook	Chg. From FY3/06	FY3/06 Actual	At 5/06 FY3/07 Outlook
Pre-provision profit	11	76.8	180.0	(3.0)	183.0	180.0
Net operating profit	12	67.1	168.0	4.4	163.6	176.0
Recurring Profit	13	67.2	155.0	29.8	125.2	150.0
Net income	14	70.1	120.0	1.8	118.2	120.0
Credit Costs(minus)	15	13.6	20.0	(45.6)	65.6	20.0

The above estimates are based on information available at this moment and plan. Actual results may differ from the estimates, depending on future events.

≪Reference≫ Financial Statements of Subsidiary Banks

Summary of Business Results for 1H.FY3/07

【CMTB】【MATB】

(Unit: yen million)

	CMTB(Non-Consolidated)				MATB(Non-consolidated)			
	1H.FY3/07 (A)	(A)-(B)	1H.FY3/06 (B)	FY3/05 (Reference)	1H.FY3/07 (C)	(C)-(D)	1H.FY3/06 (D)	FY3/05 (Reference)
Ordinary Income	164,178	(8,364)	172,542	374,345	26,634	3,331	23,302	48,833
Ordinary Profit	54,746	842	53,903	104,299	12,553	2,979	9,573	20,979
Net Income	62,635	8,556	54,078	105,684	7,555	1,737	5,818	12,604
Number of Common Share Issued (thousand Shares)	1,326,514	81,043	1,245,470	1,245,570	600	-	600	600
Common Shares Outstanding (thousand Shares)	1,274,759	29,424	1,245,334	1,245,402	600	-	600	600
Net Income per Common Share (yen)	49.13	5.70	43.43	80.62	12,592.32	2,895.60	9,696.72	21,008.27
Total Assets	12,513,140	(28,757)	12,541,897	12,790,068	139,961	(22,827)	162,789	168,397
Net Capital	852,088	152,892	699,196	824,785	43,512	4,446	39,065	45,847
Net Capital Ratio	6.8%	1.2%	5.5%	6.4%	31.0%	7.0%	23.9%	27.2%
Net Capital per Common Share (yen)	340.62	126.28	214.33	310.91	72,520.87	7,411.35	65,109.51	76,411.98

(Notes) Formulas for computing ratio are follows

Net income per common share

$$\frac{\text{Net income - Total dividends on preferred stock}}{\text{Average number of common stock during the period※}}$$

Shareholders' equity per common share

$$\frac{\text{Shareholders' equity at end of period - Deduction from shareholders' equity※※}}{\text{Number of common stock at end of period※}}$$

※excluding treasury stock

※※number of preferred stock × issue price + total dividends on preferred stock